Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-128071

April 1, 2008

John Deere Capital Corporation

$250 million 4.500% Senior Notes Due April 3, 2013
(An Additional Issuance From An Original Offering Size of $250 million)

The Notes offered here are a further issuance of the 4.500% Senior Medium-Term Notes Due April 3, 2013 and are in addition to the $250,000,000 principal amount of the Notes offered pursuant to an Issuer Free Writing Prospectus dated March 31, 2008 and to be issued on April 3, 2008.  The Notes offered by this free writing prospectus, the related pricing supplement, and the accompanying prospectus supplement and prospectus, have terms and conditions (other than the price to public, yield, and trade date) identical to, and shall be part of the series of, 4.500% Senior Notes Due April 3, 2013 to be issued by John Deere Capital Corporation on April 3, 2008.  The Notes offered hereby will share the same CUSIP number 24422EQQ5.

Issuer:	John Deere Capital Corporation
Title of Securities:	4.500% Senior Notes Due 2013
Ratings:	A2 / A (Stable / Stable)
Format:	MTN Program
Trade Date:	April 1, 2008
Time of First Sale to Public:	2:30 p.m. EST
Settlement Date (T+2):	April 3, 2008
Maturity Date:	April 3, 2013
Aggregate Principal Amount Offered:	$250,000,000 reopening for a total of $500,000,000
Re-offer Spread:	+208 bps
Benchmark Treasury:	2.500% Treasury Notes due March 31, 2013
Treasury Price:	99-09+

Treasury Yield:	2.651%
Re-offer Yield:	4.731%
Coupon:	4.500%
Re-offer Price:	98.982%
Gross Spread:	0.380%
Net Proceeds ($):	$246,505,000
Interest Payment Dates:	Semi-annually on each April 3 and October 3, commencing on October 3, 2008
Daycount Fraction:	30 / 360
CUSIP:	24422EQQ5
Joint Bookrunners:	Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
Sr. Co-Managers:	Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC
Co-Managers:	HSBC Securities (USA) Inc. and TD Securities (USA) LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408.